Subsidiaries

Name	State of Organization

Barstow Production Water Solutions, LLC	Texas
Devonian Acquisition Corporation	Nevada
Summit Holdings, Inc.	Colorado
Summit Energy Services, Inc.	Colorado
ORL Equipment, LLC	Texas
Wes-Tex Vacuum Service, Inc.	Texas
Western Slope Acquisition Corp.	Nevada
Harley Dome I, LLC	Utah
ER&PWD Joint Ventures, LLC	Delaware